Exhibit 99.4

GreenTree Hospitality Group Ltd.

2451 Hongqiao Road, Changning District

Shanghai 200335

People’s Republic of China

PROXY STATEMENT

General

The board of directors of GreenTree Hospitality Group Ltd. (the “Company”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on October 21, 2019 at 10:00 PM U.S. Eastern Time (10:00 AM Beijing/Hong Kong Time on October 22, 2019) (the “AGM”). The AGM will be held at 2451 Hongqiao Road, Changning District, Shanghai 200335, People’s Republic of China.

This Proxy Statement can be accessed, free of charge, on the Investor Relations section of the Company’s website at http://ir.998.com from September 20, 2019, and the Proxy Form will first be mailed to holders of ordinary shares of the Company on or about September 20, 2019.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person signing such proxy by attending the AGM and voting in person.

Record Date

Only shareholders of record at the close of business on September 20, 2019 (the “Record Date”) are entitled to vote at the AGM. Our class A ordinary shares, par value US$0.50 per share (“Class A Ordinary Shares”), that underlie American depositary shares (“ADSs”) are included for purposes of this determination.

Voting and Solicitation

Each of the Class A Ordinary Shares in issue on the Record Date is entitled to one vote, and each of the Class B Ordinary Shares in issue on the Record Date is entitled to three (3) votes. A resolution put to the vote at the AGM will be by poll.

Copies of solicitation materials will be furnished to all holders of Ordinary Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names the Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of Ordinary Shares, the Ordinary Shares they represent will be voted at the AGM, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/her discretion, as he/she will on any other matters that may properly come before the AGM, or at any adjournment thereof. Abstentions by holders of Ordinary Shares are included in the determination of the number of Ordinary Shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of ADSs

We have requested Deutsche Bank Trust Company Americas, as depositary of the ADSs, to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the timely receipt from an owner of record of ADSs of written voting instructions in the manner specified, Deutsche Bank Trust Company Americas will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A Ordinary Shares underlying the ADSs, in accordance with such voting instructions. Under the terms of the deposit agreement, Deutsche Bank Trust Company Americas will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described two paragraphs below. As the holder of record for all the Class A Ordinary Shares represented by the ADSs, only Deutsche Bank Trust Company Americas may vote those Class A Ordinary Shares at the AGM.

There is no guarantee that holders of the ADSs or any such holder in particular will receive the notice described above with sufficient time to enable such holder to return any voting instructions to Deutsche Bank Trust Company Americas in a timely manner, in which case the Class A Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If no ADR Voting Instruction Card is received by Deutsche Bank Trust Company Americas from a holder of ADSs by 01:00 p.m. (New York City time), October 11, 2019, such holder shall be deemed, and Deutsche Bank Trust Company Americas will deem such holder of ADSs to have instructed it to give a discretionary proxy to the chairman of the AGM to vote the Class A Ordinary Shares represented by your ADSs in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors, unless the Company has informed Deutsche Bank Trust Company Americas that such proxy should not be given, in accordance with the terms of the deposit agreement.

PROPOSAL 1:

APPROVAL OF THE RE-APPOINTMENT OF Ernst & Young Hua Ming LLP AS INDEPENDENT AUDITOR OF THE COMPANY

The audit committee proposes to approve the re-appointment of Ernst & Young Hua Ming LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2019.

The board of directors recommends a vote “FOR” the APPROVAL OF the re-appointment of Ernst & Young Hua Ming LLP as the independent auditor for the fiscal year ending december 31, 2019.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By	Order of the Board of Directors,

Alex Shuguang Xu
Chairman and Chief Executive Officer
Dated:	September 20, 2019